Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

		Percentage
	Jurisdiction	of Voting
Name of Subsidiary	of Incorporation	Stock Owned
BevCo Sales, Inc.	Delaware	100%

Beverage Corporation International, Inc.	Delaware	100%

Big Shot Beverages, Inc.	Delaware	100%

Everfresh Beverages, Inc.	Delaware	100%

Faygo Beverages, Inc.	Michigan	100%

Home Juice Corp.	Delaware	100%

National Beverage Vending Company	Delaware	100%

National Retail Brands, Inc.	Delaware	100%

NewBevCo, Inc.	Delaware	100%

PACO, Inc.	Delaware	100%

Shasta West, Inc.	Delaware	100%

Shasta Beverages, Inc.	Delaware	100%

Shasta Beverages International, Inc.	Delaware	100%

Shasta Midwest, Inc.	Delaware	100%

Shasta Northwest, Inc.	Delaware	100%

Shasta Sales, Inc.	Delaware	100%

Shasta Sweetener Corp.	Delaware	100%

Sundance Beverage Company	Delaware	100%